FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2025

WBB SECURITIES, LLC

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53660

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25

MM/DD/YY	MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **WBB Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20 Commerce Drive, Suite 135

(No. and Street)

Cranford	NJ	07016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michelle Thomas	(858) 592-9901	michelle.thomas@wbbsec.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA

(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd, #406	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005		2370	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle Thomas _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of WBB Securities. LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CCO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of securitybased swap reserve requirements pursuant to Exhibit 8 to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-S, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 • Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Members of WBB Securities, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of WBB Securities, LLC as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of WBB Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of WBB Securities, LLC's management. My responsibility is to express an opinion on WBB Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to WBB Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the WBB Securities, LLC's financial statements. Supplemental Information is the responsibility of the WBB Securities, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as WBB Securities, LLC's auditor since 2014.
Tarzana, California
February 6, 2026

WBB SECURITIES, LLC

Statement of Financial Condition
December 31, 2025

ASSETS		
Cash and Cash Equivalents	$	195,916
Deposit with clearing organizations		110,755
Securities at market value		53
Fixed assets net of depreciation of $108,932		-
Other Assets		6,738
Total Assets	$	313,462

LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accrued Payables	$	4,100
Due to Clearing firm		1,814
Total Liabilities	$	5,914
MEMBER'S EQUITY		
Member's Equity	$	307,548
Total Member's Equity	$	307,548
Total Liabilities and Member's Equity	$	313,462

The accompanying notes are an integral part of these financial statements

WBB SECURITIES, LLC

Statement of Income
For the year ended December 31, 2025

REVENUES		
Underwritings & Selling Group - Registered Offerings	$	47,887
Investment Banking Fees / M&A Advisory		794,952
Commissions		6,188
12b-1 Fees		6,683
Insurance Based Products		4,307
Investment Company		1,104
Capital Gains (Losses) on Firm Investments		-
Interest / Rebate / Dividend Income		617
Total Income	$	861,738
EXPENSES		
Clearing Costs	$	30,007
Contractors/Consultants		37,244
Professional Services		28,475
Licenses, Registrations and FINRA Fees		10,520
Salaries & Payroll Taxes		243,465
Benefits		31,699
Telephone, Communications, and IT		8,115
Other General and Administrative expenses		23,032
Legal		9,657
Marketing/Advertising/Conferences		13,490
Total Expenses	$	435,704
NET Income	$	426,034

The accompanying notes are an integral part of these financial statements

WBB SECURITIES, LLC

Statement of Changes in Member's Equity
For the year ended December 31, 2025

Balance, beginning of year - Jan. 1, 2025	$	140,264
Member Distributions	$	(258,750)
Net Income	$	426,034
Balance, end of year - Dec. 31, 2025	$	307,548

The accompanying notes are an integral part of these financial statements

WBB SECURITIES, LLC

Statement of Cash Flows
For the year ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$	426,034
Adjustments to reconcile net income to net cash provided by operating activies:		

Increase / (Decrease) in:

Deposit with Clearing Organizations		(110,629)
Other Assets		(1,417)
Due to Clearing		(534)
Prepaid Expenses: FINRA		(286)
	$	(112,866)
Net Cash provided by operating activities:	$	313,168

Cash flow from Financing Activities

Member Distribution		(258,750)
Net cash used in financing activities:	$	(258,750)
Increase in Cash & Cash Equivalants	$	54,418
Cash & Cash Equivalants - Beginning of period		141,498
Cash & Cash Equivalants- End of period	$	195,916

Supplemental disclosure of cash flow information

Cash paid during the year for:

Interest	$	-
Income Taxes	$	-

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

WBB Securities, LLC, (the "Company"), was formed in 2001, in the State of California as a limited liability company. In August 2020, the Company left California and is now domiciled in the state of New Jersey. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities, mergers and acquisitions, mutual funds, variable life insurance or annuities, retail equity securities and municipal securities broker-dealer. The Company does not hold customer funds or safeguard customer securities. The Company clears all security transactions through National Financial Services ("NFS"). As of December 2020, the Company entered into a Tri-party Clearing Agreement with Maplewood Investments. This agreement allows the Company to continue to clear through National Financial Services, however, it is done under the Maplewood Investments contract with National Financial Services.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Property and equipment are stated at cost. Purchases greater than $1,000 are capitalized. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of three (3) to seven (7) years by the straight-line method.

Retirement Plan - The Company maintains a retirement plan in accordance with Section 401(k) of the Internal Revenue Code. Under the terms of this plan, eligible employees make voluntary contributions to the extent allowable by law.   The Company did not make contributions on behalf of employees to this plan for the year ended December 31, 2025.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Continued

Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of New Jersey has similar treatment.

The Company is subject to audit by the taxing agencies for years ending December 31, 2022, 2023, and 2024.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit-worthy customers and counterparties.

The management has reviewed the results of operations for the period of time from its year end December 31, 2025 through February 6, 2026 the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Revenue from Underwriting and Selling Group participation: This includes revenue from underwritings and selling group participation in any capacity.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Revenue from sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed annuities.

Capital Gains (Losses) on Firm Investments.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Note 2: <u>PROPERTY AND EQUIPMENT, NET</u>

Property and equipment are recorded at cost and summarized by major classifications as follows:

Computer equipment	$ 108,932
Less accumulated depreciation	(108,932)
Fixed assets, net	$ 0

Note 3: <u>INCOME TAXES</u>

As a single member Limited Liability Company, the Company is not subject to New Jersey franchise tax.

Note 4: <u>Related Party</u>

The Company no longer has a lease for office space. The company is using an affiliates office and no rent is charged.

Note 5: <u>NET CAPITAL</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2025 the Company had net capital of $300,757, which was $200,757 in excess of its required net capital of the greater of 6 2/3 aggregate indebtedness ($5,914) or $100,000 to net capital was 0.02 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

Note 6: <u>DEPOSIT WITH CLEARING ORGANIZATION</u>

The Company has a Tri-party Clearing Agreement with Maplewood Investments. This agreement allows the Company to clear through National Financial Services ("Clearing Broker"), however, it is done under the Maplewood Investments contract with National Financial Services. The Company maintains a cash deposit with Maplewood Investments in addition to the other cash accounts, the balance on December 31, 2025, was $10,755. This Tri-party clearing arrangement allows National Financial Services LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The Company maintains a cash deposit with its clearing broker in addition to the other cash accounts the balance on December 31, 2025, was $100,000. The total cash deposit (Maplewood Investments & National Financial Services) as of December 31, 2025 is $110,755.

Note 7: CONCENTRATION OF CREDIT RISK

The Company's cash and cash equivalents are maintained in various bank accounts. The Company may have exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant. During the year ended December 31, 2025, four clients accounted for 55% of total revenues.

Note 8: SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses The Company has identified its Chief Operations Officer, Michelle Thomas, as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

WBB SECURITIES, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2025

	Focus 12/31/25	Audit 12/31/25	Change
Member's Equity, December 31, 2025	$ 307,548	$ 307,548	
Subtract - Non-Allowable Assets:			
Security At Market Value	$ (53)	$ (53)	$ -
Other Assets	$ (6,738)	$ (6,738)	
Tentative Net Capital	$ 300,757	$ 300,757	
Haircuts		$ -	
NET CAPITAL	$ 300,757	$ 300,757	$ -
Minimum Net Capital	$ 100,000	$ 100,000	$ -
Excess Net Capital	$ 200,757	$ 200,757	$ -
Aggregate indebtedness	$ 5,914	$ 5,914	
Ratio of Aggregate indebtedness to net capital	0.02	0.02	

There were no reported differences between the Audit and Focus filed at December 31, 2025

The accompanying notes are an integral part of these financial statements

WBB SECURITIES, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2024

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3 (k)(2)(ii).

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered"
firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2024

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control
Requirements under the (k)(2)(ii) exemptive provision.

The Company has no possession or control obligations under SEC 15c3-3(b) it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to
the Rule.

The accompanying notes are an integral part of these financial statements

WBB Securities LLC
Exemption Report

WBB Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) broker or dealer retailing corporate equity securities over the counter; (2) broker or dealer retailing corporate debt securities; (3) underwriting or selling group participation (corporate securities other than mutual funds); (4) Broker or dealer making inter-dealer markets in corporation securities over-the-counter; (5) mutual fund retailer; (6) Municipal securities broker or dealer; (7) broker or dealer selling variable life insurance or annuities; (8) put and call broker or dealer or option writer; (9) Investment advisory services; (10) non-exchange member arranging for transactions in listed securities by exchange member; (11) private placements of securities; and/or (12) trading securities for own account not with the firm's customers and The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

_____
WBB Securities LLC

I, Michelle Thomas , swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Michelle Thomas*   02/06/2026
_____

Title: Chief Compliance Officer

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 • Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
WBB Securities, LLC
Cranford, NJ

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) WBB Securities, LLC , identified the following provisions of 17 C.F.R. §15c3-3(k) under which WBB Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) WBB Securities, LLC, stated that WBB Securities, LLC , met the identified exemption provisions throughout the most recent year ended December 31, 2025 without exception and (3) WBB Securities, LLC stated that WBB Securities, LLC is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to (1) broker or dealer retailing corporate equity securities over the counter; (2) broker or dealer retailing corporate debt securities; (3) Underwriting or selling group participant (corporate securities other than mutual funds on a best efforts basis only); (4) Mutual fund underwriter or sponsor (5) mutual fund retailer (both application and wire order basis); (6) U.S government securities broker or dealer; (7) Municipal securities broker or dealer; (8) broker or dealer selling variable life insurance or annuities; (9) put and call broker or dealer or option writer; (10) investment advisory services; (11) non-exchange member arranging for transactions in listed securities by exchange member; (12) private placements of securities; and/or (13) trading securities for own account not with the firm's customers; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year without exception. WBB Securities, LLC 's management, is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about WBB Securities, LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 6, 2026